                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                             Flotek Industries Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   34339C 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                           c/o Edwin T. Markham, Esq.
                      Satterlee Stephens Burke & Burke LLP
                           230 Park Avenue, 11th Floor
                    New York, New York 10169; (212) 404-8733
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 7, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box |_|.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP No.  34339C 10 4                 13D                    Page 2 of 6 Pages


           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Charles A. Dickinson, Jr.

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
    2                                                                (b)  |_|

    3      SEC USE ONLY

           SOURCE OF FUNDS*
    4      PF; OO (See Item 3 of Initial Statement)

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEM 2(d) OR 2(e)                                           |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

       NUMBER OF             7     SOLE VOTING POWER
         SHARES                    2,333,333 shares (See Item 5(b))
      BENEFICIALLY
        OWNED BY             8     SHARED VOTING POWER
          EACH                     125,500 shares (See Item 5(b))
       REPORTING
      PERSON WITH            9     SOLE DISPOSITIVE POWER
                                   2,333,333 shares (See Item 5(b))

                            10     SHARED DISPOSITIVE POWER
                                   125,500 shares (See Item 5(b))

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,458,833 shares of Common Stock (See Item 5 (a))

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                                 |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.9% (See Item 5(a))

   14     TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 1 TO SCHEDULE 13D

Introduction.

                  The Reporting Person named in Item 2 below filed an initial statement, on Schedule 13D, with the Securities and Exchange Commission (the "Commission") on November 10, 1997 (the "Initial Statement") to disclose his acquisition of securities of the issuer.

                  The Reporting Person named in Item 2 below is filing this Amendment No. 1 to Schedule 13D (the "Amendment"; and together with the Initial Statement, the "Schedule 13D") to disclose: (i) the sale of an aggregate of 1,025,000 shares of Common Stock over the past few months; and (ii) that effective as of the close of business on August 7, 2000, after giving effect to the sale of an aggregate of 125,000 shares of Common Stock, all as more fully described in Item 5 below, the Reporting Person ceased to be the beneficial owner of five (5%) percent or more of the issued and outstanding any shares of Common Stock, and therefore ceased to be a reporting person, as such term is defined in the regulations promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  Capitalized terms used in this Amendment without definition shall have the respective meanings ascribed to them in the Initial Statement.

Item 1.           Security and Issuer.

                  No change.

Item 2.           Identity and Background.

                  No change.

Item 3.           Source and Amount of Funds or Other Consideration.

                  No change.

Item 4.           Purpose of Transaction.

                  No change from the disclosures set forth in Item 4 of the Initial Statement, except to report: (i) that the Warrants issued to the Reporting Person to purchase an aggregate of 2,333,333 shares of Common Stock expired unexercised in accordance with their terms on September 14, 1999; and
(ii) the sale of an aggregate of 1,025,000 shares of Common Stock over the past few months (See Item 5 (c) below).

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person are as follows:

                                Page 3 of 6 Pages

                  The aggregate number and percentage of the Common Stock which are owned beneficially by the Reporting Person on the date hereof are 2,458,833 shares of Common Stock, or approximately 4.9% of the 50,243,295 shares of Common Stock that were issued and outstanding on May 31, 2000, as set forth in the issuer's Form 10QSB that was filed with the Commission on July 24, 2000. Elizabeth Thomas Dickinson, the wife of the Reporting Person, may be deemed to share with the Reporting Person the beneficial ownership of 125,500 of these shares of Common Stock.

                  (b) With respect to each person named in response to paragraph
(a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

                  The Reporting Person may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 2,333,333 shares of Common Stock owned of record by him and to share with his wife, Elizabeth Thomas Dickinson, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 125,500 shares of Common Stock that are owned of record by the Reporting Person and his wife, as joint owners.

                  (c) Except for the sale of an aggregate of 1,025,000 shares of Common Stock by the Reporting Person and his wife, as joint owners, during the period February 25, 2000 through August 7, 2000, as more fully set forth below, during the past 60 days, the Reporting Person has not effected any transaction in the Common Stock. Set forth below is a list of all transactions in the voting securities of the Company that were effected by the Reporting Person since the date of the filing of the Initial Statement:

         Date of           Amount of                 Price                      Where and How
         Transaction       Securities Sold           Per Share                  Transaction Effected
         -----------       ---------------           ---------                  --------------------
         02/25/00            50,000                  $0.210                     Nasdaq Open Market Sale
         03/16/00            25,000                  $0.210                     Nasdaq Open Market Sale
         03/21/00            75,000                  $0.200                     Nasdaq Open Market Sale
         03/23/00            50,000                  $0.240                     Nasdaq Open Market Sale
         03/28/00            50,000                  $0.230                     Nasdaq Open Market Sale
         05/26/00            10,000                  $0.120                     Nasdaq Open Market Sale
         05/30/00            80,000                  $0.120                     Nasdaq Open Market Sale
         05/30/00            30,000                  $0.130                     Nasdaq Open Market Sale
         06/02/00            75,000                  $0.125                     Nasdaq Open Market Sale
         06/06/00            20,000                  $0.130                     Nasdaq Open Market Sale
         06/23/00            40,000                  $0.110                     Nasdaq Open Market Sale
         06/26/00           100,000                  $0.110                     Nasdaq Open Market Sale
         06/29/00            50,000                  $0.100                     Nasdaq Open Market Sale
         07/07/00            15,000                  $0.090                     Nasdaq Open Market Sale
         07/20/00            35,000                  $0.080                     Nasdaq Open Market Sale
         08/01/00            15,000                  $0.070                     Nasdaq Open Market Sale

                                Page 4 of 6 Pages

         08/03/00           20,000                   $0.060                     Nasdaq Open Market Sale
         08/03/00          160,000                   $0.050                     Nasdaq Open Market Sale
         08/07/00          125,000                   $0.045                     Nasdaq Open Market Sale

                  (d) Elizabeth Thomas Dickinson, the wife of the Reporting Person, as the joint owner of 125,500 of the shares of Common Stock presently beneficially owned by the Reporting Person, shares with the Reporting Person the right to receive and/or the power to direct the receipt of dividends from, and/or the proceeds from the sale of, such shares. Except for Mrs. Dickinson, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company owned by the Reporting Person.

                  (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on August 7, 2000, after giving effect to the sale of an aggregate of 125,000 shares of Common Stock on such date.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  No change from the disclosures set forth in Item 6 of the Initial Statement, except to report that the Warrants issued to the Reporting Person to purchase an aggregate of 2,333,333 shares of Common Stock expired unexercised in accordance with their terms on September 14, 1999.

Item 7.           Material to be Filed as Exhibits.

                  No change.

                                Page 5 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amended statement is true, complete and correct.

Dated:  September 7, 2000

                                                  /s/ CHARLES A. DICKINSON, JR.
                                                  -----------------------------
                                                  Charles A. Dickinson, Jr.

                                Page 6 of 6 Pages